Exhibit 99.1

ROGERS WIRELESS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2005 Annual MD&A and our 2005 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 22 to our 2005 Audited Consolidated Financial Statements for a summary of the differences between Canadian and United States (“U.S.”) GAAP for the year ended December 31, 2005. This MD&A is current as of October 30, 2006.

In this MD&A, the terms “we”, “us”, and “our” refer to Rogers Wireless Inc. and its subsidiaries.

Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear.

COMPANY OVERVIEW

We are the largest Canadian wireless communications service provider, serving over 6.5 million subscribers at September 30, 2006. We operate a Global System for Mobile Communications/General Packet Radio Service (“GSM/GPRS”) network, with Enhanced Data for GSM Evolution (“EDGE”) technology. We are Canada’s only carrier operating on the world standard GSM technology platform. The GSM/GPRS/EDGE network provides coverage to approximately 94% of Canada’s population. Subscribers to our wireless services have access to these services across the U.S. through our roaming agreements with various wireless operators. We are also in the process of deploying our next generation Universal Mobile Telecommunications System/High-Speed Downlink Packet Access (“UMTS/HSDPA”) network overlay which provides broadband wireless data speeds that will enable new and faster data products such as video conferencing and mobile television as well as simultaneous voice and data usage. Our subscribers also have access to wireless voice service internationally in over 189 countries and GPRS service internationally in over 94 countries, including throughout Europe, Asia, Latin America, and Africa through roaming agreements with other GSM wireless providers.

We are wholly owned by Rogers Wireless Communications Inc. (“RWCI”). RWCI is a wholly owned subsidiary of Rogers Communications Inc. (“RCI”). RCI is a diversified Canadian communications and media company which, in addition to its ownership in Rogers Wireless, is engaged in cable television, high-speed Internet access, local and long distance voice and data telecommunications services for residential and business customers across Canada, and video retailing through Canada's largest cable television provider, Rogers Cable Inc. (“Rogers Cable and Telecom”); and in radio, television broadcasting, televised shopping, publishing businesses and sports entertainment through Rogers Media Inc. (“Rogers Media”), collectively referred to herein as the “Rogers Group of Companies”.

Rogers Wireless Inc.	1	Third Quarter 2006

SUMMARY CONSOLIDATED FINANCIAL RESULTS

For the Three and Nine Months Ended September 30, 2006

Summarized Consolidated Financial Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars, except per share amounts and margin)	2006	2005	% Chg	2006	2005	% Chg
Operating revenue
Postpaid	$1,080.1	$899.1	20.1	$2,989.4	$2,466.1	21.2
Prepaid	57.3	55.4	3.4	152.7	156.4	(2.4)
One-way messaging	3.7	5.2	(28.8)	11.1	15.2	(27.0)
Network revenue	1,141.1	959.7	18.9	3,153.2	2,637.7	19.5
Equipment sales	124.6	109.2	14.1	314.9	270.5	16.4
Total operating revenue	1,265.7	1,068.9	18.4	3,468.1	2,908.2	19.3

Operating expenses
Cost of equipment sales	199.3	209.1	(4.7)	583.6	530.0	10.1
Sales and marketing expenses	153.1	153.1	-	418.9	410.3	2.1
Operating, general and administrative expenses	354.4	312.4	13.4	1,010.2	894.9	12.9
Management fees	3.1	3.0	3.3	9.3	9.0	3.3
Integration expenses (recovery)(1)	(1.8)	12.8	n/m	2.7	28.4	(90.5)
Total operating expenses	708.1	690.4	2.6	2,024.7	1,872.6	8.1

Operating profit (2)(3)	557.6	378.5	47.3	1,443.4	1,035.6	39.4
Depreciation and amortization	167.4	141.1	18.6	464.9	450.5	3.2
Operating income	390.2	237.4	64.4	978.5	585.1	67.2

Interest expense on long-term debt	(98.3)	(101.5)	(3.2)	(299.5)	(302.8)	(1.1)
Interest income from affiliated company	10.1	-	n/m	89.4	-	n/m
Foreign exchange gain (loss)	(0.2)	44.1	n/m	35.0	28.4	23.2
Change in the fair value of derivative instruments	1.0	(42.8)	n/m	(29.2)	(28.7)	1.7
Other income (expense)	0.1	(1.0)	n/m	0.2	(1.1)	n/m
Income tax expense:	-
Current	-	(1.3)	n/m	-	(4.7)	n/m
Future	(84.4)	-	n/m	(222.4)	-	n/m
Net income	$218.5	$134.9	62.0	$552.0	$276.2	99.9

Earnings per share - basic and diluted	$129.85	$84.10	54.4	$287.50	$172.16	67.0
Operating profit margin as % of network revenue (3)	48.9%	39.4%		45.8%	39.3%
Additions to property, plant and equipment ("PP&E")(3)	$161.5	$106.8	51.2	$483.4	$379.8	27.3

(1)	Expenses incurred relate to the integration of the operations of Fido Solutions Inc. (“Fido”), an indirect wholly owned subsidiary of Rogers Wireless Inc.
(2)	Operating profit includes a loss of $9.8 million and $18.0 million related to the Inukshuk wireless broadband initiative for the three and nine months ended September 30, 2006, respectively.
(3)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Rogers Wireless Inc.	2	Third Quarter 2006

Network Revenue and Subscribers

	Three Months Ended September 30,				Nine Months Ended September 30,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2006	2005	Chg	% Chg	2006	2005	Chg	% Chg
Postpaid
Gross additions	368.9	394.9	(26.0)	(6.6)	990.8	1,031.3	(40.5)	(3.9)
Net additions	171.2	194.9	(23.7)	(12.2)	390.7	400.6	(9.9)	(2.5)
Total postpaid retail subscribers					5,208.9	4,615.7	593.2	12.9
Average monthly revenue per user ("ARPU")(1)	$70.37	$66.83	$3.53	5.3	$66.66	$63.02	$3.63	5.8
Average monthly usage (minutes)	541	508	33	6.5	541	491	50	10.2
Monthly churn	1.30%	1.50%	(0.20%)	(13.3)	1.34%	1.62%	(0.28%)	(17.3)
Prepaid
Gross additions	169.4	153.1	16.3	10.6	434.3	416.2	18.1	4.3
Net additions (losses)(2)	31.8	18.1	13.7	75.7	(24.9)	1.9	(26.8)	-
Total prepaid retail subscribers					1,324.9	1,336.0	(11.1)	(0.8)
ARPU(1)	$14.61	$13.91	$0.70	5.1	$12.93	$13.16	$(0.23)	(1.7)
Monthly churn(2)	3.52%	3.40%	0.12%	3.5	3.89%	3.49%	0.40%	11.5
Wholesale
Total wholesale subscribers					132.0	88.2	43.8	49.7

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section. As calculated in the “Supplementary Information” section.
(2)
Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the Wireless prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 in the nine months ended September 30, 2005 and reducing prepaid churn by 0.13% for the nine months ended September 30, 2005. There was no impact in the three months ended September 30, 2005 or any period in 2006.

Network Revenue

The increases in network revenue for the three and nine months ended September 30, 2006 compared to the prior year periods were driven by the continued growth of our postpaid subscriber base and improvements in postpaid average monthly revenue per user (“ARPU”).

The modest year-over-year decrease in postpaid subscriber gross and net additions compared to the prior year largely reflects the approximate 54% market share of postpaid net additions which we attained in the corresponding period of the prior year and which represented a substantially higher than historical average incremental market share position. The modest increase in prepaid net subscriber additions in the quarter reflects the success of certain promotional offerings launched during the quarter designed to stem prepaid subscribers losses experienced earlier in the year. Overall, our strategic focus remains primarily on the postpaid segment of the market. We ended the quarter with a total of 6,533,800 postpaid and prepaid retail wireless subscribers.

Our success in the continued reduction in postpaid churn largely reflects proactive and targeted customer retention activities as well as the increased network density and coverage quality resulting from the completion of the integration of the Fido GSM network in mid-2005. We continue to have an opportunity for improvement in the area of prepaid churn which has increased marginally on a year-over-year basis. The slight prepaid churn increase was largely due to competitive prepaid offerings in the market and the general emergence of additional resellers of prepaid wireless services. (See the section entitled “Caution Regarding Forward-Looking Statements” below.)

Rogers Wireless Inc.	3	Third Quarter 2006

The year-over-year increases in postpaid ARPU for both the third quarter and year-to-date periods reflect the combination of higher data revenues, as well as continued growth in roaming and other optional voice services.

During the three and nine months ended September 30, 2006, wireless data revenue increased by 47.9% and 60.2%, respectively, over the corresponding periods in 2005 and totalled $120.0 million and $329.2 million, respectively. These increases in data revenue reflect the continued rapid growth of text and multimedia messaging services, wireless Internet access, BlackBerry devices, downloadable ring tones, music and games, and other wireless data services and applications. For the third quarter of 2006, data revenue represented approximately 10.5% of total network revenue compared to 8.4% in the same period last year.

Roaming revenues during the three and nine months ended September 30, 2006 increased 17.9% and 22.8%, respectively, over the corresponding periods in 2005. As Canada’s only GSM/GPRS/EDGE provider, we experienced increases in outbound roaming revenues from our subscribers travelling outside of Canada as well as strong growth in inbound roaming revenues from travelers to Canada who utilized our network.

Equipment Sales

The year-over-year increases in revenue from equipment sales, including activation fees and net of equipment subsidies, reflects the increased volume of handset upgrades associated with subscriber retention programs combined with the generally higher prices of handsets and devices.

Operating Expenses

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars, except per subscriber statistics)	2006	2005	% Chg	2006	2005	% Chg
Operating expenses
Cost of equipment sales	$199.3	$209.1	(4.7)	$583.6	$530.0	10.1
Sales and marketing expenses	153.1	153.1	-	418.9	410.3	2.1
Operating, general and administrative expenses	354.4	312.4	13.4	1,010.2	894.9	12.9
Management fees	3.1	3.0	3.3	9.3	9.0	3.3
Integration expenses (recovery) (1)	(1.8)	12.8	n/m	2.7	28.4	(90.5)
Total operating expenses	$708.1	$690.4	2.6	$2,024.7	$1,872.6	8.1

Average monthly operating expense per subscriber before sales and marketing expenses(2)	$19.63	$21.12	(7.1)	$19.85	$20.07	(1.1)

Sales and marketing costs per gross subscriber addition (2)	$363	$364	(0.3)	$388	$372	4.3

(1)	Expenses incurred related to the integration of the operations of Fido.
(2)	As defined. See the “Key Performance Indicator and Non-GAAP Measures” section. As calculated in the “Supplementary Information” section.

The year-to-date increase in cost of equipment sales was directly the result of the increased volume of handset upgrades associated with subscriber retention programs, as discussed above. The modest decline in cost of equipment sales in the three months ended September 30, 2006 compared to the corresponding period of the prior year was primarily the result of increased retention efforts in the prior year relating to the Fido subscriber base accompanied with the

Rogers Wireless Inc.	4	Third Quarter 2006

reclassification of approximately $8.0 million of hardware upgrade commission expenses to operating, general and administration expenses.

Sales and marketing expenses were essentially unchanged compared to the corresponding periods in 2005 as our marketing efforts continue to include targeted programs to acquire higher postpaid value customers on longer term contracts.

The increased operating, general and administrative expenses were primarily due to the increases in retention spending, including the reclassification of approximately $8.0 million of hardware upgrade commissions, and costs to support data and roaming services, partially offset by savings related to operating and scale efficiencies across various functions.

Total retention spending, including subsidies on handset upgrades, was $72.1 million and $236.4 million for the three and nine months ended September 30, 2006, respectively, compared to $77.9 million and $213.8 million for the corresponding periods in 2005. Retention spending, which has increased in the nine months ended September 30, 2006 compared to the corresponding period of the prior year due to a larger subscriber base, was down slightly in the third quarter of 2006 compared to the corresponding period of 2005 due to changes made to the hardware upgrade program in the third quarter of 2006, and higher volumes of handset upgrades that occurred in the 2005 period associated with targeted retention efforts relating to the Fido subscriber base. Retention spending, on both an absolute and a per subscriber basis, is expected to grow as wireless market penetration in Canada deepens and wireless number portability (“WNP”) becomes available in March 2007. (See the section entitled “Caution Regarding Forward-Looking Statements” below.)

During the three months ended September 30, 2006, we reviewed the accrued expenses related to the Fido integration. Since the integration is now complete, we determined that it was necessary to reduce previous integration expense estimates resulting in a net reduction to the expense accruals of $1.8 million. During the nine months ended September 30, 2006, we incurred net integration expenses of $2.7 million. During the three and nine months ended September 30, 2005, we incurred integration expenses of $12.8 million and $28.4 million, respectively.

The decrease in average monthly operating expense per subscriber, excluding sales and marketing expenses and including management fees and integration expenses, is primarily due to operating and scale efficiencies across various functions.

Operating Profit

The strong year-over-year growth in operating profit was largely the result of the growth in network revenue exceeding the growth in operating expenses. As a result, our operating profit margins increased for both the three and nine months ended September 30, 2006 compared to the corresponding periods in 2005. Operating profit margins increased to 48.9% and 45.8% for the three and nine months ended September 30, 2006, respectively, compared to 39.4% and 39.3% in the corresponding periods of the prior year.

The operating loss related to our Inukshuk wireless broadband initiative is included in Wireless operating profit. During the three and nine months ended September 30, 2006, the Inukshuk

Rogers Wireless Inc.	5	Third Quarter 2006

wireless broadband initiative recorded an operating loss of $9.8 million and $18.0 million, respectively, compared to an operating loss of $0.9 million and $3.8 million for the three and nine months ended September 30, 2005, respectively.

Reconciliation of Operating Profit to Net Income for the Period

The items required to reconcile operating profit to operating income and net income as defined under Canadian GAAP are as follows:

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars)	2006	2005	% Chg	2006	2005	% Chg
Operating profit (1)	$557.6	$378.5	47.3	$1,443.4	$1,035.6	39.4
Depreciation and amortization	(167.4)	(141.1)	18.6	(464.9)	(450.5)	3.2
Operating income	390.2	237.4	64.4	978.5	585.1	67.2
Interest expense on long-term debt	(98.3)	(101.5)	(3.2)	(299.5)	(302.8)	(1.1)
Interest income from affiliated company	10.1	-	n/m	89.4	-	n/m
Foreign exchange gain (loss)	(0.2)	44.1	n/m	35.0	28.4	23.2
Change in the fair value of derivative instruments	1.0	(42.8)	n/m	(29.2)	(28.7)	1.7
Other income (expense)	0.1	(1.0)	n/m	0.2	(1.1)	n/m
Income tax recovery (expense) :	-
Current	-	(1.3)	n/m	-	(4.7)	n/m
Future	(84.4)	-	n/m	(222.4)	-	n/m
Net income	$218.5	$134.9	62.0	552.0	$276.2	99.9

(1)	As defined. See the “Key Performance Indicators and non-GAAP Measures” section.

Depreciation and Amortization Expense

The increase in depreciation and amortization expense during the three and nine months ended September 30, 2006, compared to the corresponding periods in 2005 is due to the additions to property, plant and equipment.

Operating Income

Operating income grew to $390.2 million and $978.5 million for the three and nine months ended September 30, 2006, respectively. The 64.4% and 67.2% increases from the respective periods in 2005 reflect increased operating profit as previously discussed.

Interest on Long-Term Debt

Interest expense of $98.3 million and $299.5 million for the three and nine months ended September 30, 2006 reflects the decrease in debt from September 30, 2005 due to the repayment of $160.0 million principal amount outstanding of 10.50% Senior Secured Notes in June 2006 and the repayment of $22.6 million of mortgages and capital leases in the first nine months of 2006. The effect of the decreased debt was partially offset by an increase in floating interest rates.

Rogers Wireless Inc.	6	Third Quarter 2006

Interest Income from Affiliated Company

Interest income from affiliated company of $10.1 million and $89.4 million for the three and nine months ended September 30, 2006, respectively, (2005 - nil) reflect the interest earned on the $2.0 billion note receivable from a subsidiary of RCI which was repaid on July 24, 2006.

Foreign Exchange Gain (Loss)

During the three months ended September 30, 2006, the Canadian dollar weakened by 0.03 cents versus the U.S. dollar from $1.1150 at June 30, 2006 to $1.1153 as at September 30, 2006. This resulted in a foreign exchange loss of $0.2 million during the three months ended September 30, 2006 related to U.S. dollar-denominated long term debt not hedged for accounting purposes. The corresponding period of 2005 resulted in a foreign exchange gain of $44.1 million largely related to long term debt not hedged for accounting purposes given a 6.26 cent increase in the Canadian dollar in the corresponding period of 2005. During the nine months ended September 30, 2006, the Canadian dollar strengthened by 4.74 cents compared to 4.1 cents in the corresponding period of 2005. This resulted in an increased foreign exchange gain on long term debt not hedged for accounting purposes for the nine months ended September 30, 2006 relative to the corresponding period in 2005.

Change in Fair Value of Derivative Instruments

For the three and nine months ended September 30, 2006, the change in the fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in a gain of $1.0 million and loss of $29.2 million, respectively, compared to losses of $42.8 million and $28.7 million in the corresponding periods of 2005. The changes in fair value of the derivative instruments were primarily the result of the changes in the Canadian dollar relative to that of the U.S. dollar as described above and the resulting change in fair value of our cross-currency interest rate exchange agreements not accounted for as hedges.

Income Taxes

Current income tax expense has historically consisted primarily of the Canadian Federal Large Corporations Tax (“LCT”). Due to the elimination of the LCT in 2006, no amount has been expensed for the three and nine month periods ended September 30, 2006. The current income tax expense for the corresponding periods ended September 30, 2005 was $1.3 million and $4.7 million, respectively.

We recorded net future income tax expense for the three and nine month periods ended September 30, 2006 of $84.4 million and $222.4 million, respectively. Future income tax expense resulted primarily from the utilization of non-capital loss carryforwards, the benefit of which had been previously recognized, net of a reduction in the valuation allowance. Based on management’s assessment of the expected realization of future income tax assets during the nine month period ended September 30, 2006, we reduced the valuation allowance recorded against certain future income tax assets by $89.7 million to reflect that it is more likely than not that the future income tax assets will be realized. Approximately $61.4 million of the reduction in the valuation allowance related to future income tax assets arising on acquisitions. Accordingly, the benefit related to these assets has been reflected as a reduction of goodwill.

Rogers Wireless Inc.	7	Third Quarter 2006

Our parent, RCI, is negotiating an income tax settlement with the Canada Revenue Agency in respect of a reassessment received by RCI. In connection with the proposed settlement, $18.8 million of non-capital income tax losses carried forward by the Company are expected to be transferred to RCI. The expected utilization of our tax losses was recorded during the three months ended September 30, 2006 as a shareholder distribution resulting in a $6.6 million charge to our deficit.

In connection with the utilization of our tax losses, RCI will provide additional capital to us that is equal to the fair market value of the tax losses utilized. The determination of the value of the tax losses and the addition to our capital is expected to occur in the fourth quarter of 2006.

Net Income

We recorded net income of $218.5 million and $552.0 million in the three and nine months ended September 30, 2006, respectively, compared to $134.9 million and $276.2 million in the corresponding periods of 2005, primarily as a result of increased operating profit as discussed previously.

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

Our additions to Wireless property, plant and equipment (“PP&E”) are classified into the following categories:

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars)	2006	2005	% Chg	2006	2005	% Chg
Additions to PP&E
Network - capacity	$48.5	$41.6	16.6	$136.4	$203.6	(33.0)
Network - other	14.4	21.8	(33.9)	45.7	63.1	(27.6)
HSDPA	61.9	-	n/m	182.3	-	n/m
Inukshuk	8.0	-	n/m	57.7	-	n/m
Information technology and other	28.7	19.5	47.2	61.3	51.6	18.8
Integration of Fido	-	23.9	n/m	-	61.5	n/m
Total additions to PP&E	$161.5	$106.8	51.2	$483.4	$379.8	27.3

The $161.5 million and $483.4 million of additions to PP&E for the three and nine months ended September 30, 2006, respectively, reflect spending on network capacity and technology enhancements. The year-over-year increase in additions to PP&E in the third quarter relates primarily to deployment of our next generation Universal Mobile Telecommunications System/High-Speed Downlink Packet Access (“UMTS/HSDPA”).

On February 9, 2006, we announced our intention to begin deploying a 3G network based upon the UMTS/HSDPA, the next-generation technology evolution for the global standard GSM platform, which provides broadband wireless data speeds that will enable new and faster data products such as video conferencing and mobile television as well as simultaneous voice and data usage. To date, $182.3 million has been incurred on the deployment of HSDPA.

Other network-related additions to PP&E in the three and nine months ended September 30, 2006 primarily reflect capacity expansion of the GSM/GPRS network. The remaining

Rogers Wireless Inc.	8	Third Quarter 2006

network-related additions to PP&E relate mainly to technical upgrade projects, consisting primarily of new cell site build and operational support systems. Other additions to PP&E reflect information technology initiatives such as office system upgrades and other facilities and equipment.

Additions to PP&E during the three and nine months ended September 30, 2006 also includes $8.0 million and $57.7 million, respectively, of expenditures related to the Inukshuk wireless broadband initiative.

Recent Developments

Effective March 31, 2006, we contributed certain assets to Inukshuk Wireless Partnership, a joint venture between Bell Canada (“Bell”) and ourselves to build and manage a Canada-wide wireless broadband network licenced by Industry Canada. Each venturer has a 50% ownership interest. The network footprint is expected to cover over 45 cities and approximately 100 unserved rural and remote communities across Canada by the end of 2008.

The initial phase of the network covers over 5 million households and 40% of the Canadian population and is now available in 20 centres across Canada. This next generation Internet Protocol (“IP”) wireless network based on pre-WiMAX standards enables portable megabit services, allowing subscribers to access the Internet and other applications such as voice-over Internet Protocol (“VoIP”), video streaming and a variety of data applications. The total investment in the partnership is expected to reach $200 million by 2008. Inukshuk also invests a minimum of $3 million per year to support content and connectivity initiatives. While this is a common network that we share with Bell, we each compete for customers and offer our own services, support and billing to these customers.

The Inukshuk fixed wireless network leverages existing network sites of both Rogers and Bell, wirelessly connecting each of our respective customers to the Internet and providing secure data transmission over licenced spectrum. The new technology is also being deployed by companies in the U.S. and certain countries in Europe and Inukshuk expects Canadian users to have access to an extensive North American broadband footprint in the future.

Our contribution to the partnership on March 31, 2006 included 2.5GHz spectrum with an estimated fair value of $55.0 million. As at September 30, 2006 and for the three and nine months ended September 30, 2006, we have proportionately consolidated 50% of Inukshuk’s results.

Rogers Wireless Inc.	9	Third Quarter 2006

LIQUIDITY AND CAPITAL RESOURCES

Operations

Three Months Ended September 30, 2006

For the three month period ended September 30, 2006, cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effects of all non-cash items from net income, increased to $458.1 million from $276.2 million in the corresponding period of 2005. The $181.9 million increase is primarily the result of the increase in operating profit.

Taking into account the changes in non-cash working capital items for the three months ended September 30, 2006, cash generated from operations was $474.3 million, compared to $307.8 million in the corresponding period of 2005.

Funds raised in the three months ended September 30, 2006, totalled $481.2 million, comprised of cash flow from operations of $474.3 million together with $6.9 million received as consideration for the issuance of ten common shares to RWCI.

Funds used during the three months ended September 30, 2006, totalled approximately $441.6 million, the details of which are:

•	Funding net aggregate $229.0 million in intercompany advances to RWCI;

•	Funding the $154.7 million of additions to PP&E, net of the $6.8 million change in non-cash working capital;

•	Funding the net repayment of $35.0 million of outstanding advances under the bank credit facility;

•	Funding the $22.2 million repayment of mortgages and capital leases; and

•	Funding the $0.7 million cash portion of dividends paid on our first preferred shares.

Taking into account the cash deficit of $39.0 million at the beginning of the three month period, the cash on hand at September 30, 2006 was $0.6 million.

Nine Months Ended September 30, 2006

For the nine month period ended September 30, 2006, cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effects of all non-cash items from net income, increased to $1,150.8 million from $734.4 million in the corresponding period of 2005. The $416.4 million increase is primarily the result of the increase in operating profit.

Taking into account the changes in non-cash working capital items for the three months ended September 30, 2006, cash generated from operations was $1,220.3 million, compared to $661.0 million in the corresponding period of 2005.

Funds raised in the nine months ended September 30, 2006, totalled $1,234.9 million, comprised of cash flow from operations of $1,220.3 million together with $14.6 million received as consideration for the issuance of 20 common shares to RWCI.

Rogers Wireless Inc.	10	Third Quarter 2006

Funds used during the nine months ended September 30, 2006, totalled approximately$1,148.2 million, the details of which are:

•	Funding the $496.7 million of additions to PP&E, including $13.2 million change in non-cash working capital;

•	Funding net aggregate $386.0 million in intercompany advances to RWCI;

•	Funding the repayment at maturity of an aggregate $160.0 million principal amount of 10.50% Senior Secured Notes;

•	Funding the net repayment of $71.0 million of outstanding advances under the bank credit facility;

•	Funding the net cash settlement of $10.3 million upon the maturity of a cross-currency interest rate exchange agreement in the notional amount of US$51.83 million;

•	Funding $22.6 million repayment of mortgages and capital leases; and

•	Funding the $1.6 million cash portion of dividends paid on our First preferred shares.

Taking into account the cash deficit of $86.2 million at the beginning of the nine month period, the cash on hand at September 30, 2006 was $0.6 million.

Financing

Our long-term financial instruments are described in Note 10 to our 2005 Audited Consolidated Financial Statements. During the three months ended September 30, 2006, as described above, we received a cash payment of $6.9 million as consideration for the issuance of 10 common shares of RWCI. In addition, we paid dividends totalling $48.1 million to RCI on our First Preferred shares, of which $0.7 million was cash. In addition, we redeemed all of our First Preferred shares by transferring a $2.0 billion note receivable to RCI.

During the nine month period ended September 30, 2006, the following changes to our financing took place: we repaid all of our outstanding 10.50% Senior Secured Notes that matured June 1, 2006 in the aggregate principal amount of $160.0 million; we paid a net cash settlement of $10.3 million upon the maturity on June 1, 2006 of a cross-currency interest rate exchange agreement in the notional principal amount of US$51.83 million; we made net repayments of $71.0 million under our bank credit facility; we made net intercompany advances to RWCI of $386.0 million; we repaid $22.6 million of mortgages and capital leases; we received a cash payment of $14.6 million for the issuance of 20 common shares to RWCI; and we paid dividends of $101.5 million to RCI on our First Preferred shares, of which $1.6 million was cash. We then redeemed our First Preferred shares by transferring a $2.0 billion note receivable to RCI. Our First Preferred shares and the $2.0 billion note receivable

Rogers Wireless Inc.	11	Third Quarter 2006

transferred to RCI in consideration of the redemption of these preferred shares both arose as part of an arrangement to transfer tax losses to the controlling shareholder of RCI as described in Note 14 of the 2005 Audited Consolidated Financial Statements.

Interest Rates and Foreign Exchange Management

Economic Hedge Analysis

For the purpose of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures, in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualification for accounting purposes analysis.

During the three months ended September 30, 2006, there was no change in our U.S. dollar-denominated debt or in our cross-currency interest rate exchange agreements. The only change in our hedging status during the nine months ended September 30, 2006 was on an economic basis and was due to the maturity on June 1, 2006 of a cross-currency interest rate exchange agreement in the notional principal amount of US$51.83 million. As at September 30, 2006, 95.7% of our U.S. dollar denominated debt was hedged on an economic basis and 79.1% was hedged on an accounting basis, as outlined below.

(In millions of dollars, except percentages)	September 30, 2006			December 31, 2005
U.S. dollar-denominated long-term debt	US	$3,364.9		US	$3,364.9

Hedged with cross-currency interest rate exchange agreements	US	$3,220.0		US	$3,271.8

Hedged exchange rate		1.2823			1.2826

Percent hedged		95.7	%(1)		97.2%

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$4,751.4		Cdn	$5,019.3
Total long-term debt at fixed rates	Cdn	$4,098.7		Cdn	$4,228.2
Percent of long-term debt fixed		86.3%			84.2%

Weighted average interest rate on long-term debt		8.24%			8.13%

(1)
Pursuant to the requirements for hedge accounting under AcG-13, on September 30, 2006, Wireless accounted for 82.6% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 79.1% of U.S. dollar-denominated debt is hedged for accounting purposes versus 95.7% on an economic basis.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

Rogers Wireless Inc.	12	Third Quarter 2006

Outstanding Share Data

On April 7, 2006, we issued 10 common shares to RWCI for cash consideration of$7.7 million and on July 24, 2006, we issued an additional 10 common shares to RWCI for cash consideration $6.9 million.

Dividends and Distributions

On April 7, 2006, we paid dividends of $53.4 million to RCI on our First Preferred shares. The dividends were paid by the issuance of a deeply subordinated demand non-interest bearing promissory note. We subsequently repaid this note by transferring a $52.6 million non-interest bearing demand promissory note from a subsidiary of RCI and cash of $0.8 million to another subsidiary of RCI.

On July 24, 2006, we paid dividends of $48.1 million to RCI on our First Preferred shares. The dividends were paid by the issuance of a deeply subordinated demand non-interest bearing promissory note. We subsequently repaid this note by transferring a $47.3 million non-interest bearing demand promissory note from a subsidiary of RCI and cash of $0.7 million to another subsidiary of RCI. Subsequent to the dividend payment, we redeemed our First Preferred shares by transferring a $2.0 billion note receivable to RCI.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2005 Annual MD&A, and are further discussed in the Notes to our 2005 Audited Consolidated Financial Statements. There are no significant changes to our material contractual obligations since December 31, 2005.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2005 Annual MD&A. The significant changes to those regulations since December 31, 2005, are as follows:

Telecommunications Policy Report

On March 22, 2006, the report of the Telecommunications Policy Review Panel was released. The Panel was asked by the previous Liberal government to study Canadian telecommunications policy to make recommendations to improve the regulatory environment, expand broadband services to remote locations and further the deployment of information and communications technology in Canada. The report generally recommended greater reliance on market forces and a reduction in government regulation. The report recommends continued regulation of the incumbent wireline telephone companies in circumstances where they possess significant market power. We believe that such continued regulation is important to protect new entrants such as Cable and Telecom from anticompetitive conduct by incumbent providers until such time as competition is established. The report also recommends limiting the incumbent phone companies’ unbundled wholesale facilities that would be available to competitive providers on a wholesale

Rogers Wireless Inc.	13	Third Quarter 2006

basis. The report recommends that “essential” facilities should continue to be made available and that non-essential facilities should be available for a transition period of three to five years. The report also recommends transitioning radio spectrum regulation from Industry Canada to the CRTC, after Industry Canada completes a spectrum policy review that will consider various issues such as spectrum licence fees and streamlining the spectrum licencing process. Upon receiving the panel’s report, the Minister of Industry stated that he would review the report and that any steps towards implementation of the report’s recommendations would follow such review.

Proposed Policy Direction to the CRTC on Telecommunications

On June 13, 2006, the Honourable Maxime Bernier, Minister of Industry, tabled a proposed Policy Direction on Telecommunications in Parliament. The Direction signals the Government’s intention to direct the CRTC to rely on market forces to the maximum extent feasible under the Telecommunications Act and regulate, if needed, in a manner that interferes with market forces to the minimum extent necessary.

Inukshuk

On March 31, 2006, Industry Canada approved the transfer of Wireless’ Inukshuk licence to Inukshuk Wireless Partnership, a Rogers-Bell joint venture. New licence terms were also issued. These licence terms require Inukshuk to return spectrum that it is not using as of December 31, 2009. At the same time as the licence was issued, Industry Canada issued their new policy on the 2.5 GHz spectrum used by Inukshuk. The policy confirms that the spectrum is currently only to be used for fixed services (which in Canada includes portable services). Companies that wish to have a mobile licence for this spectrum will be required to apply for a mobile licence and will be required to return one-third of the spectrum to the government. The returned spectrum will be auctioned. There is no assurance that Wireless or any other incumbent licencee would be allowed to purchase the spectrum at an auction.

Wireless Video Services

In a decision issued on April 12, 2006, the CRTC determined that the mobile TV services provided by Wireless are exempt from regulation because they are delivered over the Internet. Furthermore, the CRTC has proposed a new order that will exempt all mobile TV services from regulation, whether they are delivered over the Internet, or not. We believe that this decision is very positive because it allows us to offer innovative new services without regulatory impediments.

Spectrum Issues

The Federal Communications Commission (“FCC”) in the United States concluded their auction of Advanced Wireless Services (“AWS”) spectrum in September 2006, raising $1.4 billion.  90 MHz of spectrum was auctioned and it is anticipated that the same 90 MHz of spectrum will be auctioned by Industry Canada either late in 2007 or early 2008.  The policy document regarding this spectrum and the auction is expected in the fourth quarter of 2006, at which time interested parties will be provided with an opportunity to comment on the proposals.

Rogers Wireless Inc.	14	Third Quarter 2006

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are summarized in our 2005 Annual MD&A. There were no significant changes to those risks and uncertainties since December 31, 2005, except as follows:

We Are and Will Continue to Be Involved in Litigation.

On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada, including Wireless and Fido. The proceeding involves allegations by wireless customers of breach of contract, misrepresentation, false advertising and unjust enrichment arising out of the charging of system access fees. The plaintiffs seek un-quantified damages from the defendant wireless communications service providers. In July 2006, the Saskatchewan court denied the plaintiffs’ application to have the proceeding certified as a class action. However, the court granted leave to the plaintiffs to renew their applications in order to address the requirements of the Saskatchewan class proceedings legislation. Similar proceedings have also been brought against us and other providers of wireless communications in most of Canada.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and described in our 2005 Annual MD&A. These key performance indicators are not measurements in accordance with Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Network revenue and ARPU
•	Subscriber counts and subscriber churn
•	Operating expenses and average monthly operating expense per subscriber
•	Sales and marketing costs (or cost of acquisition) per gross subscriber addition
•	Operating profit
•	Operating profit margin
•	Additions to PP&E

See “Supplementary Information” section for calculations of the Non-GAAP measures.

Rogers Wireless Inc.	15	Third Quarter 2006

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

Summary of Charges From (To) Related Parties

There have been no significant changes to the intercompany and related party arrangements as disclosed in our 2005 Annual MD&A.

	Financial Statement	Three months ended September 30,		Nine months ended September 30,
(In millions of dollars)	Category	2006	2005	2006	2005
RCI:
Management fees	Management fees	$3.1	$3.0	$9.3	$9.0
Rent income	Operating expenses, general and
	administrative ("OG&A")	(3.1)	(2.2)	(8.1)	(6.5)
Wireless products and services	Operating revenue	(0.3)	(0.2)	(0.9)	(0.7)
Cost of shared operating expenses	Various	139.0	62.0	273.9	175.3
Additions to PP&E	PP&E	20.4	22.2	43.8	56.0
		$159.1	$84.8	$318.0	$233.1
Rogers Cable: (1)
Wireless products and services for resale	Operating revenue	$(10.1)	$(10.8)	$(24.4)	$(22.5)
Subscriber activation commissions and customer service	OG&A	9.2	9.9	31.1	23.9
Rent income	OG&A	(1.4)	(1.3)	(4.4)	(3.9)
Wireless products and services	Operating revenue	(1.0)	(0.9)	(2.8)	(2.6)
Consolidated billing services	OG&A	(2.2)	(1.5)	(6.0)	(4.1)
Transmission facilities	Various	0.3	0.3	1.0	1.0
Long distance and roaming expenses	OG&A	8.7	-	21.8	-
Wireless broadband expenses	OG&A	-	-	0.1	-
Charges for PP&E	PP&E	-	-	-	(0.1)
		$3.5	$(4.3)	$16.4	$(8.3)
Rogers Media Inc: (1)
Advertising	Sales and marketing	$1.3	$0.8	$3.4	$2.2
Rent income	OG&A	(3.0)	(2.8)	(9.0)	(8.5)
Wireless services	Operating revenue	(0.3)	(0.2)	(0.9)	(0.9)
		$(2.0)	$(2.2)	$(6.5)	$(7.2)
Other RCI subsidiary:
Interest on note receivable	Interest income	$(10.1)	$-	$(89.4)	$-

(1)	Rogers Cable and Rogers Media Inc. are wholly owned subsidiaries of the Company’s ultimate parent, RCI.

We have entered into certain transactions with companies, the partners or senior officers of which are or have been directors of our Company and/or RCI. During the three and nine months ended September 30, 2006 the total amounts paid by us to these related parties are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In millions of dollars)	2006	2005	2006	2005
Legal services, and commissions paid on premiums for insurance coverage	$-	$0.3	$0.5	$2.2
Interest charges and other financing fees	-	-	-	8.9
	$-	$0.3	$0.5	$11.1

As disclosed in Note 14 to our 2005 Audited Consolidated Financial, with the approval of the Board of Directors, RCI entered into an arrangement to sell to its controlling shareholder, for $13 million in cash, the shares of two of RCI’s wholly owned subsidiaries whose only assets consist of tax losses aggregating approximately $100 million. During the nine months ended September 30, 2006, we accrued dividends of $90.8 million on our First Preferred shares as part of this arrangement.

On April 7, 2006, as part of this arrangement, we paid dividends of $53.4 million to RCI on its First preferred shares. This payment included dividends of $10.7 million previously accrued in

Rogers Wireless Inc.	16	Third Quarter 2006

2005. The dividends were paid by the issuance of a deeply subordinated demand non-interest bearing promissory note. In addition, one of these wholly owned subsidiaries of RCI paid us interest of $52.6 million on the $2.0 billion note receivable that we held (refer to Note 4 of the 2005 Audited Consolidated Financial Statements). This interest was paid by the issuance of a non-interest bearing demand promissory note. After these payments of interest and dividends, RWCI subscribed for 10 common shares of RWI for cash consideration of $7.7 million. We also repaid the deeply subordinated demand promissory note of $53.4 million owing to RCI by transferring the $52.6 million non-interest bearing demand promissory note and cash of $0.8 million to one of the subsidiaries of RCI. As a result of the above transactions, we recorded a $6.8 million reduction to the future tax asset and a corresponding distribution recorded in our deficit.

On July 24, 2006, we paid dividends of $48.1 million to RCI on its First Preferred shares. This payment included dividends of $10.2 million accrued earlier in July 2006. The dividends were paid by the issuance of a deeply subordinated demand non-interest bearing promissory note. In addition, one of these wholly owned subsidiaries of RCI paid us interest of $47.3 million on the $2.0 billion note receivable that we held. This interest was paid by the issuance of a non-interest bearing demand promissory note. After these payments of interest and dividends, RWCI subscribed for 10 common shares of RWI for cash consideration of $6.9 million. We also repaid the deeply subordinated demand promissory note of $48.1 million owing to RCI by transferring the $47.3 million non-interest bearing demand promissory note and cash of $0.7 million to one of the subsidiaries of RCI. We then redeemed our First Preferred shares held by RCI by transferring the $2.0 billion note receivable to RCI. As a result of the above transactions, we recorded a $6.2 million reduction to the future tax asset and a corresponding distribution recorded in our deficit.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2005 Audited Consolidated Financial Statements, and our 2005 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of business operations and of our results of operations. For the three and nine months ended September 30, 2006, there were no changes to our critical accounting policies and estimates from those found in our 2005 Annual MD&A.

NEW ACCOUNTING STANDARDS

In our 2005 Audited Consolidated Financial Statements and Notes thereto, as well as in our 2005 Annual MD&A, we disclosed recent Canadian accounting pronouncements, namely CICA Handbook Section 3831 “Non-monetary Transactions”, CICA Handbook Section 3855 “Financial Instruments - Recognition and Measurement”, CICA Handbook Section 1530 “Comprehensive Income” and CICA Handbook Section 3865 “Hedges”. CICA Handbook Section 3831 did not have a material impact on our Consolidated Financial Statements for the three and nine months ended September 30, 2006. CICA Handbook Sections 3855, 1530 and 3865 are effective for interim and annual financial statements commencing in 2007. We are continuing to assess the impact of these new standards.

Rogers Wireless Inc.	17	Third Quarter 2006

Emerging Issues Committee (“EIC”) Abstract 162, “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date” was issued on July 6, 2006. EIC 162 requires that the compensation cost attributable to awards granted to employees eligible to retire at the grant date should be recognized on the grant date if the award’s exercisability does not depend on continued service. Additionally, awards granted to employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC 162 must be applied retroactively, with restatement of prior periods, effective with our financial statements for the year ending December 31, 2006. We are currently evaluating the impact of this new standard.

SEASONALITY

Our operating results are subject to seasonal fluctuations that impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results. In particular, this seasonality generally results in relatively lower fourth quarter operating profits due primarily to increased marketing and promotional expenditures and relatively higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses. Seasonal fluctuation also typically occurs in the third quarter of each year when higher usage and roaming typically result in higher network revenue and operating profit.

Rogers Wireless Inc.	18	Third Quarter 2006

SUPPLEMENTARY INFORMATION
Calculations of Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended September 30,		Nine months ended September 30,
except ARPU figures and operating profit margin)	2006	2005	2006	2005
Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$1,080.1	$899.1	$2,989.4	$2,466.1
Divided by: Average postpaid wireless voice and data subscribers	5,116.3	4,484.4	4,983.1	4,347.8
Divided by: 3 months for the quarter and 9 months for year-to-date	3	3	9	9
	$70.37	$66.83	$66.66	$63.02

Prepaid ARPU (monthly)
Prepaid revenue	$57.3	$55.4	$152.7	$156.4
Divided by: Average prepaid subscribers	1,307.2	1,326.0	1,311.8	1,320.2
Divided by: 3 months for the quarter and 9 months for year-to-date	3	3	9	9
	$14.61	$13.91	$12.93	$13.16

Cost of acquisition per gross addition
Total sales and marketing expenses	$153.1	$153.1	$418.9	$410.3
Equipment margin loss (acquisition related)	43.5	48.7	138.8	134.9
	$196.6	$201.8	$557.7	$545.2
Total gross wireless additions (postpaid, prepaid, and one-way messaging)	541.7	554.4	1,437.4	1,465.6
	$363	$364	$388	$372

Operating expense per average subscriber (monthly)
Operating, general and administrative expenses	$354.4	$312.4	$1,010.2	$894.9
Integration expenses	(1.8)	12.8	2.7	28.4
Management fees	3.1	3.0	9.3	9.0
Equipment margin loss (retention related)	31.2	51.2	129.9	124.6
	$386.9	$379.4	$1,152.1	$1,056.9
Divided by: Average total wireless subscribers	6,566.3	5,986.3	6,448.1	5,851.3
Divided by: 3 months for the quarter and 9 months for year-to-date	3	3	9	9
	$19.63	$21.12	$19.85	$20.07

Equipment margin loss
Equipment sales	$124.6	$109.2	$314.9	$270.5
Cost of equipment sales	(199.3)	(209.1)	(583.6)	(530.0)
	$(74.7)	$(99.9)	$(268.7)	$(259.5)

Acquisition related	$(43.5)	$(48.7)	$(138.8)	$(134.9)
Retention related	(31.2)	(51.2)	(129.9)	(124.6)
	$(74.7)	$(99.9)	$(268.7)	$(259.5)

Operating Profit Margin
Operating Profit	$557.6	$378.5	$1,443.4	$1,035.6
Divided by Network Revenue	1,141.1	959.7	3,153.2	2,637.7
Operating Profit Margin	48.9%	39.4%	45.8%	39.3%

Rogers Wireless Inc.	19	Third Quarter 2006

SUPPLEMENTARY INFORMATION

	2006			2005				2004
(In thousands of dollars)	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Income Statement
Operating revenue
Postpaid (voice and data)	$906,708	$1,002,507	$1,080,141	$750,195	$816,751	$899,135	$917,363	513,077	560,852	604,541	682,658
Prepaid	46,570	48,817	57,286	48,062	52,981	55,336	53,209	24,566	25,632	25,013	41,447
One-way messaging	3,489	3,993	3,710	5,054	4,960	5,198	4,416	6,386	6,293	5,973	5,828
Network revenue	956,767	1,055,317	1,141,137	803,311	874,692	959,669	974,988	544,029	592,777	635,527	729,933
Equipment sales	94,470	95,815	124,574	72,060	89,194	109,221	123,521	48,812	63,143	85,609	83,695
Total operating revenue	1,051,237	1,151,132	1,265,711	875,371	963,886	1,068,890	1,098,509	592,841	655,920	721,136	813,628
Operating expenses
Cost of equipment sales	194,601	189,721	199,253	159,586	161,325	209,074	243,230	85,416	109,016	144,410	170,698
Sales and marketing expenses	128,136	137,678	153,131	123,978	133,179	153,110	193,556	92,452	95,810	96,870	159,247
Operating, general and administrative expenses	320,043	335,754	354,458	289,551	292,914	312,444	344,070	195,316	204,002	210,345	265,168
Integration expenses	3,324	1,164	(1,811)	3,870	11,710	12,772	25,255	-	-	-	4,415
Management fees	3,096	3,096	3,096	3,006	3,006	3,007	3,006	2,919	2,919	2,918	2,919
Total operating expenses	649,200	667,413	708,127	579,991	602,134	690,407	809,117	376,103	411,747	454,543	602,447
Operating profit (1)	402,037	483,718	557,584	295,380	361,752	378,483	289,392	216,738	244,173	266,593	211,181
Depreciation and amortization	145,711	151,788	167,386	145,428	163,932	141,186	165,164	116,498	121,885	118,944	140,347
Operating income	256,326	331,930	390,198	149,952	197,820	237,297	124,228	100,240	122,288	147,649	70,834
Interest on long-term debt	(101,583)	(99,669)	(98,300)	(99,971)	(101,321)	(101,531)	(102,521)	(55,356)	(49,436)	(47,630)	(66,944)
Interest on note receivable (payable) from RCI and affiliated company	39,452	39,890	10,083	-	-	-	10,481	-	-	-	(7,196)
Foreign exchange gain (loss)	(1,229)	36,447	(186)	(3,987)	(11,754)	44,163	(2,725)	(24,376)	(32,776)	10,783	(345)
Change in fair value of derivative instruments	2,827	(33,002)	994	3,759	10,340	(42,767)	1,344	(18,900)	15,060	(5,206)	1,246
Loss on repayment of debt	-	-	-	-	-	-	-	(2,313)	-	-	-
Other income (expense)	(527)	572	127	(740)	609	(975)	(4,563)	1,037	18	4,036	2,849
Income tax expense - current	(1,425)	1,425	-	(1,789)	(1,661)	(1,296)	1,104	(1,319)	(1,319)	(1,320)	(2,540)
Income tax (expense) recovery - future	(48,775)	(89,203)	(84,396)	-	-	-	87,189	-	-	-	-
Net income (loss) for the period	$145,066	$188,390	$218,519	$47,224	$94,033	$134,891	$114,537	$(987)	$53,835	$108,312	$(2,096)

Earnings (loss) per share - basic and diluted	$65.46	$117.45	$129.85	$29.44	$58.63	$84.10	$64.75	$(0.62)	$33.57	$67.52	$(1.30)

Operating profit margin as % of network revenue	42.0%	45.8%	48.9%	36.8%	41.4%	39.4%	29.7%	39.8%	41.2%	42.0%	28.9%

Other Statistics:
Additions to PP&E (1)	114,923	206,985	161,547	119,228	153,736	106,844	205,114	130,887	84,992	89,911	133,367
Property, plant and equipment	2,687,763	2,764,475	2,796,341	2,593,749	2,622,275	2,615,655	2,681,415	2,314,820	2,279,391	2,249,063	2,586,264
Total assets	7,203,890	7,217,234	5,348,193	5,028,069	5,030,414	4,981,947	7,103,401	3,138,008	3,143,837	3,199,357	5,054,803
Total long-term debt, including current portion	4,590,330	4,269,829	4,213,650	4,728,383	4,782,622	4,565,601	4,637,537	2,279,822	2,274,399	2,145,533	4,953,256
Shareholder's equity (deficiency)	1,355,750	1,507,721	(286,832)	(1,096,075)	(998,928)	(866,575)	1,246,502	440,740	495,419	604,790	(1,146,245)

Wireless (voice and data) retail subscribers (2)(3)(4)	6,216,700	6,330,800	-	5,583,200	5,707,700	5,951,700	6,168,000	3,843,200	3,925,800	4,023,300	5,518,200
Wholesale subscribers(3)	115,400	123,800	132,000	98,600	106,400	88,200	107,700	-	-	-	91,200

(1)	As previously defined. See “Key Performance Indicators and Non-GAAP measures” section.
(2)	Includes Fido subscriber base upon acquisition effective November 9, 2004.
(3)	Effective at the beginning of fourth quarter 2004, wholesale subscribers are reported separately under “wholesale”.
(4)	Total wireless retail subscribers at September 30, 2005 includes approximately 31,000 subscribers acquired as part of the purchase of Call-Net Enterprises Inc. ("Telecom").

Rogers Wireless Inc.	20	Third Quarter 2006

Caution Regarding Forward-Looking Statements

This MD&A includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. All statements that are not historical facts constitute forward-looking statements, as generally do statements containing expressions such as “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “guidance”, and similar expressions.

Such forward-looking statements are based on current expectations and various factors and assumptions applied which we believe to be reasonable at the time, including but not limited to general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, technology deployment, content and equipment costs, the integration of acquisitions, and industry structure and stability.

We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the wireless industry, regulatory changes, litigation and tax matters, and the level of competitive intensity, many of which are beyond our control. Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a more detailed discussion of the risks, uncertainties, material factors and assumptions associated with our business that were applied in drawing conclusions or making forecasts set out in such forward-looking information, see the section of our 2005 Annual MD&A entitled “Risks and Uncertainties” (found on pages 36 to 43), as well as the “Updates to Risks and Uncertainties” and “Government Regulation and Regulatory Developments” sections herein. Our annual and quarterly MD&A's can be found on www.sedar.com and www.sec.gov.

Additional Information

Additional information relating to us, including our Annual Information Form and Form 20-F, as well as a discussion of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Rogers Wireless Inc.	21	Third Quarter 2006

Rogers Wireless Inc.
Unaudited Consolidated Financial Statements
Three and Nine Months Ended September 30, 2006

Rogers Wireless Inc.	1	Third Quarter 2006

Rogers Wireless Inc.
Unaudited Consolidated Statements of Income

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars, except per share amounts)	2006	2005	2006	2005
Operating revenue:
Postpaid (voice and data)	$1,080,141	$899,135	$2,989,354	$2,466,081
Prepaid	57,286	55,336	152,673	156,379
One-way messaging	3,710	5,198	11,192	15,212
Network revenue	1,141,137	959,669	3,153,219	2,637,672
Equipment sales	124,574	109,221	314,859	270,475
Total operating revenue	1,265,711	1,068,890	3,468,078	2,908,147

Operating expenses:
Cost of equipment sales	199,253	209,074	583,575	529,985
Sales and marketing expenses	153,131	153,110	418,945	410,267
Operating, general and administrative expenses	354,458	312,444	1,010,254	894,909
Management fees	3,096	3,007	9,288	9,019
Integration expenses (recovery) (note 2)	(1,811)	12,772	2,677	28,352
Depreciation and amortization	167,386	141,186	464,885	450,546
Operating income	390,198	237,297	978,454	585,069
Interest expense on long-term debt	(98,300)	(101,531)	(299,551)	(302,823)
Interest income from affiliated company	10,083	-	89,425	-
	301,982	135,766	768,328	282,246
Foreign exchange gain (loss)	(186)	44,163	35,032	28,422
Change in the fair value of derivative instruments	994	(42,767)	(29,181)	(28,668)
Other income (expense)	127	(975)	172	(1,106)
Income before income taxes	302,915	136,187	774,351	280,894
Income tax expense (note 6):
Current	-	1,296	-	4,746
Future	84,396	-	222,374	-
Net income for the period	$218,519	$134,891	$551,977	$276,148

Earnings per share - basic and diluted (note 7)	$129.85	$84.10	$287.50	$172.16

See accompanying Notes to Interim Unaudited Consolidated Financial Statements.

Rogers Wireless Inc.	2	Third Quarter 2006

Rogers Wireless Inc.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars)	2006	2005	2006	2005
Cash provided by (used in):
Operating activities:
Net income for the period	$218,519	$134,891	$551,977	$276,148
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	167,386	141,186	464,885	450,546
Future income taxes	84,396	-	222,374	-
Loss on disposal of property, plant and equipment ("PP&E")	36	-	1,123	-
Unrealized foreign exchange loss (gain)	211	(45,466)	(35,668)	(29,958)
Stock-based compensation expense (note 5)	4,089	2,819	11,828	8,946
Change in the fair value of derivative instruments	(994)	42,767	29,181	28,668
Deferred transitional gain on derivative instruments	(5,468)	-	(5,468)	-
Accrued interest due on notes receivable from Rogers Communications Inc. ("RCI")	(10,082)	-	(89,424)	-
	458,093	276,197	1,150,808	734,350
Change in non-cash working capital items	16,193	31,640	69,520	(73,303)
	474,286	307,837	1,220,328	661,047
Financing activities:
Issuance of long-term debt	72,000	30,906	499,000	30,906
Repayment of long-term debt	(129,189)	(30,266)	(752,623)	(30,662)
Payment at maturity of derivative instruments	-	-	(10,286)	-
Payment of dividend on preferred shares to RCI	(740)	-	(1,562)	-
Issue of share capital	6,892	-	14,554	-
Advances of notes receivable from Rogers Wireless Communications Inc.	(229,000)	-	(386,000)	-
Repayment of notes payable to Rogers Wireless Communications Inc.	-	(250,000)	-	(250,000)
	(280,037)	(249,360)	(636,917)	(249,756)
Investing activities:
Additions to PP&E	(161,547)	(106,844)	(483,455)	(379,808)
Change in non-cash working capital items related to PP&E	6,839	18,347	(13,203)	(3,290)
Exercise of call rights on Fido warrants	-	-	-	(38,778)
Acquisition of spectrum licences	-	-	-	(4,765)
	(154,708)	(88,497)	(496,658)	(426,641)
Increase (decrease) in cash and cash equivalents	39,541	(30,020)	86,753	(15,350)
Cash and cash equivalents (deficiency), beginning of period	(38,982)	69,324	(86,194)	54,654
Cash and cash equivalents, end of period	$559	$39,304	$559	$39,304

Supplemental cash flow information:
Interest paid	$78,322	$73,860	$283,277	$270,646
Income taxes paid	-	1,163	2,298	4,658

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances arising from outstanding cheques.

Change in Non-Cash Working Capital Items

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars)	2006	2005	2006	2005
Cash provided by (used in):
Increase in accounts receivable	$(79,406)	$(83,324)	$(95,139)	$(67,572)
Decrease (increase) in other assets	32,323	39,952	(10,869)	16,939
Increase (decrease) in accounts payable and accrued liabilities	65,657	72,196	90,083	(20,880)
Increase in unearned revenue	3,807	6,303	20,778	241
Increase (decrease) in amounts due to affiliated companies	(6,188)	(3,487)	64,667	(2,031)
	$16,193	$31,640	$69,520	$(73,303)

See accompanying Notes to Interim Unaudited Consolidated Financial Statements.

Rogers Wireless Inc.	3	Third Quarter 2006

Rogers Wireless Inc.
Unaudited Consolidated Balance Sheets

	September 30,	December 31,
(In thousands of dollars)	2006	2005
Assets
Current assets
Cash and cash equivalents	$559	$-
Accounts receivable	601,526	501,693
Note receivable from affiliated company (note 9)	-	2,000,000
Note receivable from Rogers Wireless Communications Inc. (note 9)	386,000	-
Interest receivable from affiliated company	-	10,521
Other current assets	104,992	93,625
Future income tax asset (note 6)	382,000	290,535
	1,475,077	2,896,374
Property, plant and equipment	2,796,341	2,681,415
Goodwill (note 6)	87,011	148,456
Intangible assets	833,208	941,132
Deferred charges	42,003	48,339
Future income tax asset (note 6)	107,817	379,696
Other long-term assets	6,736	7,989
	$5,348,193	$7,103,401

Liabilities and Shareholders' Equity

Liabilities
Current liabilities
Bank advances, arising from outstanding cheques	$-	$86,194
Accounts payable and accrued liabilities	619,756	554,332
Current portion of long-term debt (note 4)	463	182,765
Current portion of derivative instruments	19,564	13,389
Due to parent and affiliated companies (note 9)	118,635	53,968
Dividend payable to Rogers Communications Inc.	-	10,685
Unearned revenue	99,595	78,817
	858,013	980,150

Long-term debt (note 4)	4,213,187	4,454,772
Derivative instruments	563,825	421,977
	5,635,025	5,856,899
Shareholder's equity (deficiency) (note 5)	(286,832)	1,246,502
	$5,348,193	$7,103,401

Contingency (note 10)

See accompanying Notes to Interim Unaudited Consolidated Financial Statements.

Rogers Wireless Inc.	4	Third Quarter 2006

Rogers Wireless Inc.
Unaudited Consolidated Statements of Deficit

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
(In thousands of dollars)	2006	2005
Deficit, beginning of period	$(874,620)	$(1,249,620)
Net income for the period	551,977	276,148
Distribution to RCI (note 9)	(19,614)	(5,000)
Dividends on preferred shares	(90,822)	-
Deficit, end of period	$(433,079)	$(978,472)

See accompanying Notes to Interim Unaudited Consolidated Financial Statements.

Rogers Wireless Inc.	5	Third Quarter 2006

Rogers Wireless Inc.
Notes to Unaudited Consolidated Financial Statements
Three and Nine Months Ended September 30, 2006 and 2005

These interim Unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“GAAP”) for annual financial statements. They should be read in conjunction with the Audited Annual Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2005 (the “2005 Financial Statements”).

1. Basis of Presentation and Accounting Policies:

The interim Unaudited Consolidated Financial Statements include the accounts of Rogers Wireless Inc., its wholly owned subsidiaries, and joint ventures consolidated on a proportionate basis (collectively “the Company”). The Company is a wholly owned subsidiary of Rogers Wireless Communications Inc. (“RWCI”). RWCI is a wholly owned subsidiary of Rogers Communications Inc. (“RCI”). The Notes presented in these interim Unaudited Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year end and are not fully inclusive of all matters normally disclosed in the Company’s Annual Audited Consolidated Financial Statements. The Company’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

These interim Unaudited Consolidated Financial Statements follow the same accounting policies and methods of application as the 2005 Financial Statements. Certain of the prior year’s comparative figures have been reclassified to conform to the current year’s presentation.

Emerging Issues Committee (“EIC”) Abstract 162, “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date” was issued on July 6, 2006. EIC 162 requires that the compensation cost attributable to awards granted to employees eligible to retire at the grant date should be recognized on the grant date if the award’s exercisability does not depend on continued service. Additionally, awards granted to employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC 162 must be applied retroactively, with restatement of prior periods, effective with the financial statements of the Company for the year ending December 31, 2006. The Company is currently evaluating the impact of this new standard.

2. Fido Integration:

During the three months ended September 30, 2006, the Company reviewed the accrued expenses related to the Fido integration. Since the integration is now complete, the Company determined that it was necessary to reduce previous integration expense estimates resulting in a net reduction to the expense accruals of $1.8 million. During the nine months ended September 30, 2006, the company incurred net integration expenses of $2.7 million. During the three and nine months ended September 30, 2005, the Company incurred integration expenses of $12.8 million and $28.4 million, respectively.

Rogers Wireless Inc.	6	Third Quarter 2006

2. Fido Integration (continued):

At September 30, 2006, the remaining accrual related to the liabilities assumed on acquisition and included in the purchase price allocation was $4.9 million (December 31, 2005 - $21.7 million).

3. Investment in Joint Ventures:

The company has contributed certain assets to joint ventures involved in the provision of wireless broadband internet capacity and in certain mobile commerce initiatives. As at September 30, 2006 and for the three and nine months ended September 30, 2006, proportionately consolidating these joint ventures resulted in the following increases (decreases) in the accounts of the Company:

	For the three	As at and for the nine
	months ended	months ended
(In thousands of dollars)	September 30, 2006	September 30, 2006
Current assets		$18,830
Long-term assets		40,142
Current liabilities		7,116
Revenue	$-	38
Expenses	5,854	13,249
Net loss	5,854	13,211

4. Long-term Debt:

		Interest	September 30,	December 31,
(In thousands of dollars)		Rate	2006	2005
(i)	Bank credit facility	Floating	$-	$71,000
(ii)	Senior Secured Notes, due 2006	10.50%	-	160,000
(iii)	Floating Rate Senior Secured
	Notes, due 2010	Floating	613,415	641,245
(iv)	Senior Secured Notes, due 2011	9.625%	546,497	571,291
(v)	Senior Secured Notes, due 2011	7.625%	460,000	460,000
(vi)	Senior Secured Notes, due 2012	7.25%	524,191	547,973
(vii)	Senior Secured Notes, due 2014	6.375%	836,475	874,425
(viii)	Senior Secured Notes, due 2015	7.50%	613,415	641,245
(ix)	Senior Secured Debentures, due 2016	9.75%	172,760	180,598
(x)	Senior Subordinated Notes, due 2012	8.00%	446,120	466,360
(xi)	Mortgage payable, capital leases and other	Various	777	23,400
			4,213,650	4,637,537
Less current portion			(463)	(182,765)
			$4,213,187	$4,454,772

On June 1, 2006, the Company repaid, at maturity, the $160.0 million aggregate principal amount outstanding of its 10.50% Senior Secured Notes due June 2006.

Rogers Wireless Inc.	7	Third Quarter 2006

4. Long-term Debt (continued):

On July 4, 2006, the Company repaid, at maturity, the $22.0 million aggregate principal amount outstanding of its mortgage on the Rogers Campus in Toronto.

5. Shareholder’s Equity (Deficiency):

	September 30,	December 31,
(In thousands of dollars)	2006	2005
Capital stock:
Issued and outstanding-
1,603,648 (2005 - 1,603,628) Class A Common shares	$111,441	$96,885
1,000,000 (2005 - 1,000,000) First Preferred shares	-	2,000,000
Contributed surplus	34,806	24,237
Total capital stock	146,247	2,121,122
Deficit	(433,079)	(874,620)
Shareholders' equity (deficiency)	$(286,832)	$1,246,502

On April 7, 2006, 10 Class A Common shares were issued for cash consideration of $7.7 million (note 9). On July 24, 2006, 10 Class A Common shares were issued for cash consideration of $6.9 million (note 9). On July 24, 2006, RWI redeemed the First Preferred shares (note 9).

Stock-based compensation:

During the three and nine months ended September 30, 2006, there were nil and 84,270 options of RCI, respectively, granted to employees (2005 - 25,000 and 147,440 options, respectively). During the three and nine months ended September 30, 2006, the Company recorded compensation expense of approximately $4.1 million and $11.8 million, respectively (2005 - $2.8 million and $8.9 million, respectively) related to RCI stock options granted to employees; an amendment to the RCI option plans; the grant of RCI performance options to certain key employees; and RCI restricted share units granted to employees. The details of these stock-based compensation transactions are as follows:

(a)
The weighted average estimated fair value at the date of the grant for RCI options granted during the three and nine months ended September 30, 2006 was $nil and $17.67 per share, respectively (2005 - $17.52 and $15.46 per share, respectively). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Risk-free interest rate	-	3.69%	4.07%	3.99%
Dividend yield	-	0.23%	0.33%	0.29%
Volatility factor of the future expected market price of RCI's Class B Non-Voting shares	-	39.14%	37.41%	43.66%
Weighted average expected life of the options	-	5.2 years	4.9 years	5.6 years

(b)
Effective March 1, 2006, RCI amended certain provisions of its stock option plans which resulted in a new measurement date for purposes of determining compensation cost. The amendment provides that on the death or retirement of an option holder, or the resignation

Rogers Wireless Inc.	8	Third Quarter 2006

5. Shareholder’s Equity (Deficiency) (continued):

of a director, options would continue to be exercisable until the original expiry date in accordance with their original terms and the vesting would not be accelerated but instead would continue in accordance with the original vesting period. The amendment resulted in a $1.2 million charge to expense on the March 1, 2006 measurement date. The fair value of each modified option was estimated on the March 1, 2006 measurement date using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	4.05%
Dividend yield	0.33%
Volatility factor of the future expected market price of RCI Class B Non-Voting shares	42.30%
Weighted average expected life of the options	5.6 years

(c)
On March 1, 2006, RCI granted 85,850 performance options to certain employees of the Company. These options vest on a straight line basis over four years provided that certain targeted stock prices are met. A binomial valuation model was used to determine the $1.5 million fair value of these options at the date of grant. Of this $1.5 million, $0.1 million and $0.2 million was recorded as compensation expense in the three and nine months ended September 30, 2006, respectively, with the remainder to be recognized over the remaining service period. The fair value of each option was calculated on the March 1, 2006 measurement date based on the following assumptions:

Risk free interest rate	4.05%
Dividend yield	0.33%
Volatility factor of the future expected market price of RCI Class B Non-Voting shares	39.60%
Weighted average expected life of the options	5.4 years

d)
During the three and nine months ended September 30, 2006, 3,500 and 30,151 restricted share units of RCI, respectively, were issued to employees of the Company (2005 - nil and 52,525, respectively). As at September 30, 2006, 69,251 restricted share units were outstanding (2005 - 52,525). These restricted share units vest at the end of three years from the grant date. The Company records compensation expense over the vesting period taking into account fluctuations in the market price of the Class B Non-Voting shares of RCI.

Rogers Wireless Inc.	9	Third Quarter 2006

 6. Income Taxes:

Current income tax expense has historically consisted primarily of the Canadian Federal Large Corporations Tax (“LCT”). Due to the elimination of the LCT in 2006, no amount has been expensed for the three and nine month periods ended September 30, 2006.

The Company recorded net future income tax expense for the three and nine month periods ended September 30, 2006 of $84.4 million and $222.4 million, respectively. Future income tax expense resulted primarily from the utilization of non-capital loss carryforwards, the benefit of which had been previously recognized net of a reduction in the valuation allowance. Based on management’s assessment of the expected realization of future income tax assets during the nine month period ended September 30, 2006, the Company reduced the valuation allowance recorded against certain future income tax assets by $89.7 million to reflect that it is more likely than not that the future income tax assets will be realized. Approximately $61.4 million of the reduction in the valuation allowance related to future income tax assets arising on acquisitions. Accordingly, the benefit related to these assets has been reflected as a reduction of goodwill.

The Company’s parent, RCI, is negotiating an income tax settlement with the Canada Revenue Agency in respect of a reassessment received by RCI. In connection with the proposed settlement, $18.8 million of non-capital income tax losses carried forward by the Company are expected to be transferred to RCI. The expected utilization of the Company’s tax losses was recorded during the three months ended September 30, 2006 as a distribution to the Company's ultimate shareholder resulting in a $6.6 million charge to the Company’s deficit.

In connection with the utilization of the Company’s tax losses, RCI will provide additional capital to the Company equal to the fair market value of the tax losses utilized. The determination of the value of the tax losses and the addition to the Company’s capital is expected to occur in the fourth quarter of 2006.

7. Earnings Per Share:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands, except per share amounts)	2006	2005	2006	2005
Numerator:
Net income for the period	$218,519	$134,891	$551,977	$276,148
Cumulative dividends on First Preferred shares	(10,240)	-	(90,822)	-
Basic and diluted earnings for the period	$208,279	$134,891	$461,155	$276,148
Denominator:
Weighted average number of shares - Basic and diluted	1,604	1,604	1,604	1,604
Earnings per share for the period - Basic and diluted	$129.85	$84.10	$287.50	$172.16

Rogers Wireless Inc.	10	Third Quarter 2006

8. Pensions:

For the three and nine months ended September 30, 2006, the Company made required contributions to the RCI pension plans in the amount of $2.8 million and $9.4 million, respectively (2005 - $3.6 million and $10.2 million, respectively) resulting in pension expense of the same amount. In addition, the expense related to unfunded supplemental executive retirement plans was nil and $0.1 million for the three and nine months ended September 30, 2006, respectively (2005 - $0.1 and $0.2 million, respectively).

9. Related Party Transactions:

The amounts due to RCI and its subsidiaries are comprised of the following:

	September 30,	December 31,
(In thousands of dollars)	2006	2005
RWCI	$41,386	$41,379
RCI	30,928	10,346
Rogers Cable Inc. ("Rogers Cable")	46,321	2,243
	$118,635	$53,968

The above amounts, excluding RWCI, reflect intercompany charges for capital and operating expenditures and management fees and are short term in nature.

At December 31, 2005, the Company had a $2.0 billion note receivable and $10.5 million in interest receivable from a subsidiary of RCI. At September 30, 2006, there was no note receivable and no interest receivable outstanding. In addition, as at September 30, 2006, the Company had a dividend payable of nil (December 31, 2005 - $10.7 million) on its First Preferred shares due to Rogers Communications Inc. This note receivable and First Preferred shares arose as part of an arrangement to transfer tax losses to the controlling shareholder of RCI as described in note 14 of the 2005 Annual Audited Consolidated Financial Statements and below. During the three months ended September 30, 2006, RWI redeemed the First Preferred shares.

As at September 30, 2006, the Company had a note receivable of $386.0 million (December 31, 2005 - nil) due from RWCI.

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

Rogers Wireless Inc.	11	Third Quarter 2006

9. Related Party Transactions (continued):

		Three Months Ended		Nine Months Ended
	Financial Statement	September 30,		September 30,
(In millions of dollars)	Category	2006	2005	2006	2005
RCI:
Management fees	Management fees	$3,096	$3,006	$9,288	$9,018
Rent income	Operating expenses, general and
	administrative ("OG&A")	(3,060)	(2,176)	(8,058)	(6,516)
Wireless products and services	Operating revenue	(329)	(262)	(943)	(722)
Cost of shared operating expenses	Various	138,936	62,033	273,884	175,315
Additions to PP&E	PP&E	20,384	22,208	43,757	55,992
		$159,027	$84,809	$317,928	$233,087
Rogers Cable: (1)
Wireless products and services for resale	Operating revenue	$(10,154)	$(10,763)	$(24,411)	(22,512)
Subscriber activation commissions and customer service	OG&A	9,180	9,855	31,054	23,858
Rent income	OG&A	(1,481)	(1,283)	(4,443)	(3,850)
Wireless products and services	Operating revenue	(953)	(901)	(2,760)	(2,638)
Consolidated billing services	OG&A	(2,234)	(1,510)	(6,027)	(4,086)
Transmission facilities	Various	326	326	978	978
Long distance and roaming expenses	OG&A	8,755	-	21,835	-
Wireless broadband expenses	OG&A	-	-	119	-
Charges for PP&E	PP&E	-	-	-	(125)
		$3,439	$(4,276)	$16,345	$(8,375)
Rogers Media Inc: (1)
Blue Jays tickets	Sales and marketing	$11	$26	$11	53
Advertising	Sales and marketing	1,257	749	3,367	2,173
Rent income	OG&A	(3,011)	(2,845)	(9,021)	(8,535)
Wireless services	Operating revenue	(300)	(188)	(907)	(901)
		$(2,043)	$(2,258)	$(6,550)	$(7,210)
Other RCI subsidiary:
Interest on note receivable	Interest income	$(10,082)	$-	$(89,425)	$-

(1) Rogers Cable and Rogers Media Inc. are wholly owned subsidiaries of the Company’s ultimate parent, RCI.

The Company has entered into certain transactions with companies, the partners or senior officers of which are or have been directors of the Company and/or RCI. During the three and nine months ended September 30, 2006 and 2005, the total amounts paid by the Company to these related parties were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars)	2006	2005	2006	2005
Legal services, and commissions paid on premiums for insurance coverage	$40	$308	$544	$2,215
Interest charges and other financing fees	-	-	-	8,872
	$40	$308	$544	$11,087

As disclosed in note 14 to the Annual Audited Consolidated Financial Statements of the Company for the year ended December 31, 2005, with the approval of the Board of Directors, RCI entered into an arrangement to sell to its controlling shareholder, for $13 million in cash, the shares of two of RCI’s wholly owned subsidiaries whose only assets consist of tax losses aggregating approximately $100 million. During the nine months ended September 30, 2006, the Company accrued dividends of $90.8 million on its First Preferred shares as part of this arrangement.

Rogers Wireless Inc.	12	Third Quarter 2006

9. Related Party Transactions (continued):

On April 7, 2006, as part of this arrangement, the Company paid dividends of $53.4 million to RCI on its First preferred shares. This payment included dividends of $10.7 million previously accrued in 2005. The dividends were paid by the issuance of a deeply subordinated demand non-interest bearing promissory note. In addition, one of these wholly owned subsidiaries of RCI paid the Company interest of $52.6 million on the $2.0 billion note receivable held by the Company (refer to Note 4 of the 2005 Annual Audited Consolidated Financial Statements). This interest was paid by the issuance of a non-interest bearing demand promissory note. After these payments of interest and dividends, RWCI subscribed for 10 common shares of the Company for cash consideration of $7.7 million. The Company also repaid the deeply subordinated demand promissory note of $53.4 million owing to RCI by transferring the $52.6 million non-interest bearing demand promissory note and cash of $0.8 million to one of the subsidiaries of RCI. The above transactions resulted in a $6.8 million reduction to the future tax asset recorded by the Company and a corresponding distribution recorded in the Company’s deficit.

On July 24, 2006, the Company paid dividends of $48.1 million to RCI on its First Preferred shares. The dividends were paid by the issuance of a deeply subordinated demand non-interest bearing promissory note. In addition, one of these wholly owned subsidiaries of RCI paid the Company interest of $47.3 million on the $2.0 billion note receivable held by the Company. This interest was paid by the issuance of a non-interest bearing demand promissory note. After these payments of interest and dividends, RWCI subscribed for 10 common shares of the Company for cash consideration of $6.9 million. The Company also repaid the deeply subordinated demand promissory note of $48.1 million owing to RCI by transferring the $47.3 million non-interest bearing demand promissory note and cash of $0.7 million to one of the subsidiaries of RCI. The Company then redeemed its First Preferred shares held by RCI by transferring the $2.0 billion note receivable to RCI. The above transactions will result in a $6.2 million reduction to the future tax asset recorded by the Company and a corresponding distribution recorded in the Company’s deficit.

10. Contingency:

On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada, including the Company. The proceeding involves allegations by wireless customers of breach of contract, misrepresentation, false advertising and unjust enrichment arising out of the charging of system access fees. The plaintiffs are seeking un-quantified damages from the defendant wireless communications service providers. In July 2006, the Saskatchewan court denied the plaintiffs’ application to have the proceeding certified as a class action. However, the court granted leave to the plaintiffs to renew their applications in order to address the requirements of the Saskatchewan class proceedings legislation. Similar proceedings have also been brought against the Company and other providers of wireless communications in most of Canada. The Company has not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated.

Rogers Wireless Inc.	13	Third Quarter 2006